Mail Stop 3720

      							February 8, 2006

Mr. Richard Izumi
Chief Financial Officer
PPOL Inc.
1 City Boulevard West, Suite 820
Orange, CA 92868

	Re:	PPOL Inc.
      Form 10-K for Fiscal Year Ended March 31, 2005
		Filed September 1, 2005

		Form 10-Q for Quarter Ended September 30, 2005
		Filed November 14, 2005

		File No. 0-50065

Dear Mr. Izumi:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






Form 10-K for the Fiscal Year ended March 31, 2005

Business

	I. Research and Development Activities, page 17

1. You had a significant decrease in your 2005 research and development expenses as compared to 2004. We are unable to locate a detailed discussion of these expenses in your MD&A. It is unclear why these expenses increased significantly in 2004 and decreased in
2005 to the level lower than 2003. We also note on page 31 that research and development of your products and services is a "critical component" of your business. Please revise your discussion accordingly.

	Management`s Discussion and Analysis of Financial Condition and
Results of Operations

	Year Ended March 31, 2005 Compared to Year Ended March 31,
2004

	Cost of Sales, page 24

2. We understand that you have a promotional program for new members who join a mutual health insurance plan administered by AJOL. This program provides refunds of their insurance premiums if they do not make claims in their first year. Please confirm to us that the "appreciation gifts" refer to the refund. If not, tell us the nature of the appreciation gifts. Also, tell us the amount of the accrual and how the accrual was determined.

Consolidated Statement of Operations and Comprehensive (Loss)
Income

3. Please separately present the product and network services sales and the related cost of sales under Rule 5-03(b)(1) and (2) of Regulation S-X. Also, separately present the cost of sales for other on-line services.

Note 1. Organization and Summary of Significant Accounting
Policies

Restricted Cash and Advances Received - Cube, page F-8

4. Please provide us with more details regarding your agreement with
Kamome Benefit Club, including how advance payments and orders from distributors are maintained through the Cube system. Also, tell us how these transactions are processed and accounted for under this agreement.


Form 10-Q for the period ended September 30, 2005

Note 1. Organization and Summary Of Significant Accounting
Policies

Stock-based Compensation, page 8

5. Please tell us why there is no stock-based compensation reflected for 2004 in your pro forma tabular presentation. We note you granted
1.3 millions options in 2004.

Note 2. Related Party Transactions, page 10

6. You disclose that USC is in the development stage with no revenues. Please expand your MD&A to discuss in more detail the following:

* How a development stage company will enhance your future growth opportunities and provide your present operation with synergies;
* Why the establishment of a comparable company was considered in determining the purchase price;
* The contacts USC had with prospective vendors; and
* Why a development stage company was considered to be a "potential competitor" in determining the purchase price.

7. If the premium you paid to acquire USC was related to USC`s
"contacts with prospective vendors," please tell us why no value can be ascribed to these vendors.

8. Please tell us the nature of the intangible assets of $290,227 ($2,051,438-$1,761,211). Also, we note that USC`s software asset of approximately $700,000 was written-off during the current fiscal year. Tell us where this asset is presented in the table of assets acquired and liabilities assumed.


* * * * *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review.
Please file your response letter via EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Bob Carroll, Staff Accountant, at (202) 551-3362 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

								Sincerely,

								 /s/ Kyle Moffatt for

								Larry Spirgel
								Assistant Director
??

??

??

??

Mr. Richard Izumi, Chief Financial Officer
PPOL, Inc.
February 8, 2006
Page 4



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE